UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-14023

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust
6711 Columbia Gateway Drive, Suite 300
Columbia, Maryland 21046
________________________________________

TABLE OF CONTENTS

FORM 11-K

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Corporate Office Properties, L.P. Employee Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Baltimore, Maryland
June 19, 2014

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value
Mutual funds	$34,255,896	$24,995,164
Common/collective fund	1,449,770	1,620,182
Corporate Office Properties Trust common shares	1,044,973	911,260
Total investments, at fair value	36,750,639	27,526,606

Receivables
Notes receivable from participants	835,371	678,431
Employer contribution	37,227	4,377
Total receivables	872,598	682,808

Total assets	37,623,237	28,209,414

Adjustment to contract value
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,261)	(66,781)
Net assets available for benefits	$37,602,976	$28,142,633

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income, net
Interest and dividend income from investments	$1,114,413
Net appreciation in fair value of investments	5,668,880
Net investment income	6,783,293

Interest income on notes receivable from participants	30,343

Contributions
Employee	2,837,340
Employer	1,141,150
Rollover	254,090
Total contributions	4,232,580

Total additions	11,046,216

Deductions from net assets attributed to:
Benefits paid	1,582,592
Administrative expenses	3,281
Total deductions	1,585,873

Net increase	9,460,343

Net assets available for benefits
Beginning of year	28,142,633
End of year	$37,602,976

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General
Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and of which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed at least 60 days of employment and are at least 21 years of age. Employees automatically enter the Plan as participants on the first day of the month that coincides with or, next follows, the date when they become eligible to enter the Plan unless they make an affirmative election to not participate. The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company serves as the Plan administrator and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions
Participants may contribute up to 90% of their compensation, as defined in the Plan, per pay period on a before-tax basis or after-tax basis, or a combination of both, subject to limitations under the IRC. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit. Participants may rollover amounts from traditional individual retirement accounts, 403(b) plans, 457 plans and other qualified retirement plans into the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 100% of the first 1% of pre-tax and/or after-tax contributions that participants contribute to the Plan and 50% of the next 5% in participant contributions to the Plan (representing an aggregate Company match of 3.5% on the first 6% of participant pre-tax and/or after-tax contributions to the Plan).

Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants immediately vest in their contributions and related earnings thereon. Participants are 50% vested in Company matching contributions and related earnings thereon after one year of continuous service and 100% vested after two years of continuous service.

Notes Receivable from Participants
Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator. As of December 31, 2013, the interest rate on all outstanding participant loans was 4.25% and the maturity dates on such loans ranged from January 2014 through December 2018. Repayment of participants’ loan principal and interest is obtained through bi-weekly payroll deductions from such participants. If participants revoke elections applicable to such payroll deductions, the entire unpaid principal sum of the participants’ loan plus accrued interest and any other amounts due under the loan will become due and payable. Partial or full early repayments of participant loans are permitted at any time.

Payment of Benefits
Upon termination of service, whether by death, disability, retirement or otherwise leaving the Company and its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period unless such vested interest is $1,000 or less, in which case a distribution is made in a lump sum amount. Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan. In addition, an employee participant who is at least 59.5 years of age may elect to receive lump sum distributions of up to 100% of the vested interest in his or her account.

In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. A participant cannot make elective deferral contributions to the Plan for six months after he or she takes a financial hardship distribution.

Forfeitures
Nonvested Company matching contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries. Forfeitures are used by the Company to apply against Company contributions. The Plan used $28,988 of previously forfeited nonvested accounts during 2013 to reduce the Company’s funding requirements for additional employer contributions.

Investment Options
The Plan provides 23 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest. Participants of the Plan may also choose to invest in additional mutual funds through a self-directed brokerage service provided by T. Rowe Price. In addition, the participants of the Plan may choose to invest in Corporate Office Properties Trust’s common shares.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the Plan year. Shares in the T. Rowe Price Stable Asset Fund, which is a fully benefit-responsive common/collective fund, are valued at fair value, as reported by T. Rowe Price, with an adjustment to arrive at contract value. Contract value, which represents the contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses, is the relevant measurement attribute for that portion of the net assets available for benefits because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Corporate Office Properties Trust’s common shares are valued at the closing market price of such shares at the end of the Plan year, as reported on the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized and unrealized gains or losses on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses have been recorded as of December 31, 2013 or 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses
Substantially all expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

3.	Investments, at fair value

The following presents the value and number of shares held of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	Value of Investments at		Number of Shares Held
	December 31,		at December 31,
	2013	2012	2013	2012
Mutual funds:
T. Rowe Price Retirement 2020 Fund	$3,386,335	$2,447,520	166,078	136,886
T. Rowe Price Retirement 2030 Fund	3,351,455	2,377,618	148,294	125,667
T. Rowe Price Retirement 2025 Fund	3,114,561	2,329,936	202,507	177,587
T. Rowe Price Retirement 2035 Fund	3,031,993	2,151,387	186,240	160,791
T. Rowe Price Mid-Cap Growth Fund	2,468,893	1,747,426	33,923	30,944
T. Rowe Price Retirement 2040 Fund	2,439,426	1,632,898	104,204	85,537
T. Rowe Price Equity Index 500 Fund	2,279,808	1,721,418	45,788	44,829
T. Rowe Price Growth Stock Fund	2,156,130	1,488,659	41,014	39,403
T. Rowe Price Retirement 2045 Fund	1,901,603	*	121,820	*
T. Rowe Price Stable Value Fund	*	1,620,182	*	1,553,401

*The balance of this investment does not represent more than 5% of the Plan’s assets at the reporting date.

The Plan’s investments appreciated in value by $5,668,880 in the year ended December 31, 2013 (including realized gains and losses on investments bought and sold, and unrealized gains and losses on investments held during the year). This appreciation included a $5,709,659 net increase attributable to investments in mutual funds and a $40,779 net decrease attributable to investments in Corporate Office Properties Trust’s common shares.

Accounting standards define fair value as the exit price, or the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The standards also establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available given the circumstances. The hierarchy of these inputs is broken down into three levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs include (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active and (c) inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The table below sets forth the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

		Significant
	Quoted Prices in	Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2013
Assets:
Mutual funds:
Stock funds	$14,332,536	$—	$—	$14,332,536
Retirement funds	18,952,666	—	—	18,952,666
Bond funds	970,694	—	—	970,694
Common/collective fund	—	1,449,770	—	1,449,770
Corporate Office Properties Trust common shares	1,044,973	—	—	1,044,973
Total assets	$35,300,869	$1,449,770	$—	$36,750,639
December 31, 2012
Assets:
Mutual funds:
Stock funds	$10,126,869	$—	$—	$10,126,869
Retirement funds	13,936,853	—	—	13,936,853
Bond funds	931,442	—	—	931,442
Common/collective fund	—	1,620,182	—	1,620,182
Corporate Office Properties Trust common shares	911,260	—	—	911,260
Total assets	$25,906,424	$1,620,182	$—	$27,526,606

The Plan’s Level 1 assets are valued at quoted market prices. The Plan’s Level 2 assets, representing investments in a common/collective fund, have underlying investments primarily in pools of investment contracts that are issued by insurance companies and commercial banks and contracts that are backed by high-quality bonds, bond and securities trusts and mutual funds; these investments are valued based on the aggregate market values of the applicable bonds, bond and securities trusts and other investments. For the years ended December 31, 2013 and 2012, there were no transfers into or out of Level 1, 2 or 3 assets.

4.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

5.	Related Parties

Certain Plan investments are shares of mutual funds and a common/collective fund managed by T. Rowe Price Associates. T. Rowe Price Associates and T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc. Transactions with the Trustee, T. Rowe Price Trust Company, therefore qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA. Also included in the Plan’s assets are common shares of Corporate Office Properties Trust and notes receivable from participants.

During 2013, the Plan purchased 13,696 common shares of Corporate Office Properties Trust for $329,395 and sold 6,066 common shares for $154,903. The Plan held 44,110 common shares valued at $1,044,973 as of December 31, 2013 and 36,480 common shares valued at $911,260 as of December 31, 2012.

6.	Income Tax Status

The Plan administrator received a favorable determination letter dated July 13, 2005. The Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Reconciliations of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$37,602,976	$28,142,633
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	20,261	66,781
Net assets available for benefits per the Form 5500	$37,623,237	$28,209,414

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2013:

Total investment income	$6,783,293
Interest income on notes receivable from participants	30,343
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	20,261
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	(66,781)
Total income on investments per the Form 5500	$6,767,116

Corporate Office Properties, L.P. Employee Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

		(c)
		Description of investment
(a)	(b)	including maturity date, rate of		(e)
	Identity of issuer, borrower, lessor	interest, collateral, par or	(d)	Current
	or similar party	maturity value	Cost**	Value

*	T. Rowe Price Retirement 2020 Fund	Mutual fund		$3,386,335
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		3,351,455
*	T. Rowe Price Retirement 2025 Fund	Mutual fund		3,114,561
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		3,031,993
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		2,468,893
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		2,439,426
*	T. Rowe Price Equity Index 500 Fund	Mutual fund		2,279,808
*	T. Rowe Price Growth Stock Fund	Mutual fund		2,156,130
*	T. Rowe Price Retirement 2045 Fund	Mutual fund		1,901,603
*	T. Rowe Price Equity Income Fund	Mutual fund		1,852,804
*	T. Rowe Price Small-Cap Value Fund	Mutual fund		1,594,051
*	T. Rowe Price New Horizons Fund	Mutual fund		1,563,388
*	T. Rowe Price International Stock Fund	Mutual fund		1,071,190
*	T. Rowe Price New Income Fund	Mutual fund		970,694
*	T. Rowe Price Balanced Fund	Mutual fund		829,223
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		609,457
*	T. Rowe Price Retirement 2050 Fund	Mutual fund		593,927
*	T. Rowe Price Extended Equity Market Index	Mutual fund		342,128
*	T. Rowe Price Retirement Income Fund	Mutual fund		248,854
*	T. Rowe Price Mid-Cap Value Fund	Mutual fund		169,597
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		155,993
*	T. Rowe Price Retirement 2055 Fund	Mutual fund		69,768
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		49,294
*	T. Rowe Price Self-directed brokerage service	Various mutual funds		5,324
				34,255,896
*	T. Rowe Price Stable Value Fund	Common/collective fund		1,449,770
*	Corporate Office Properties Trust common shares	Common shares		1,044,973
*	Notes receivable from participants	Interest rate of 4.25%, maturity dates ranging from January 2014 through December 2018		835,371
				$37,586,010

*	Denotes party-in-interest as defined by ERISA.
**	Cost information not required for participant-directed accounts.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES, L.P. EMPLOYEE
RETIREMENT SAVINGS PLAN

		BY:	CORPORATE OFFICE PROPERTIES, L.P.,
the Plan administrator

		BY:	CORPORATE OFFICE PROPERTIES TRUST,
its sole general partner

Date:	June 19, 2014	BY:	/s/ Roger A. Waesche, Jr.
Roger A. Waesche, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm